Writer’s Direct Line: 805-879-1813

thopkins@sheppardmullin.com

March 30, 2005

Our File No: 04SD-114157

EDGAR Transmission, Facsimile and Overnight Mail

Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W., Mail Stop 0407 Washington, D.C. 20549 Attention: Michele M. Anderson, Legal Branch Chief

Re:          Fastclick, Inc.

                Registration Statement on Form S-1

                File No. 333-121528

Dear Ms. Anderson:

We are responding to the comments in your letter to Kurt A. Johnson, President and Chief Executive Officer, Fastclick, Inc., dated March 22, 2005.  The comments should be read in connection with the enclosed marked to show changes copy of Amendment No. 4 filed on the date hereof (the “Amendment”).  We refer to Fastclick, Inc. as “Fastclick” or the “Company.”

Bonus Plan, page 73

1.                                       Provide quantified disclosure of the revenue goals that the board will use in determining whether bonuses are to be paid or clearly state that there are none.

Issuer’s Response

We have revised the disclosure in response to your comment.  Please see page 73 of the Amendment.  We also advise you supplementally that although the board of directors may consider corporate revenue and earnings in making bonus determinations, the board of directors may withhold bonuses from individual employees regardless of the level of corporate revenue or earnings in any particular period.  The Company also believes that the revenue and earnings information that the board of directors may consider in determining bonuses constitutes confidential commercial or business information, the disclosure of which would have an adverse effect on the Company.

Report of Independent Registered Public Account Firm, Page F-2

2.                                       Your auditor should remove the legend appearing at the bottom of their audit report and consent prior to when you make your request for effectiveness.  Please include a clean copy of the report and an updated consent in a pre-effective amendment to your Form S-1.

Issuer’s Response

                                                The Company’s auditor, Ernst & Young LLP, has removed the legend appearing at the bottom of its audit report and consent.  We have included a clean copy of the report and an updated consent in the Amendment.

Legality Opinion

3.                                       Confirm to us in writing that the reference to “Delaware general corporation law” includes the statutory provisions as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Issuer’s Response

We confirm to you that the reference to “Delaware general corporation law” includes the statutory provisions as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

4.                                       We note that the opinion speaks only as of the date of the opinion.  Please clarify that the opinion speaks through the date of effectiveness of the registration statement.  Counsel can do this through disclosure or by filing another opinion dated the date of effectiveness.

Issuer’s Response

We have revised the opinion in response to your comment.  Please see Exhibit 5.1 attached to the Amendment.

Financial Statements

5.                                       In regard to your response to comment #5, please tell us the number of stock options issued in January 2005, managements’ estimate of the fair value of the Company’s common stock on the date of grant, and the amount of compensation expense recognized/deferred in connection with the issuance(s).

Issuer’s Response

We advise you supplementally that the Company issued options to purchase 87,125 shares of its common stock (after giving effect to a five-for-one stock split) in January 2005.  Management’s estimate of the fair value of the Company’s common stock on the date of those grants was $13 per share (after giving effect to a five-for-one stock split), and the Company recorded a deferred compensation expense of $697,000 in connection with the issuances.

We have provided, under separate cover, courtesy copies of the Amendment to the attention of Reginald A. Norris, Staff Attorney.

Very truly yours,

/s/ C. Thomas Hopkins
C. Thomas Hopkins
for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc:           Kurt A. Johnson

                Fred J. Krupica

                Reginald A. Norris

                Linda G. Michaelson

                William H. Hinman Jr.